United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐            No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signature Page

FREE TRANSLATION FROM THE PORTUGUESE
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE
On May 19, 2011, at 5pm, Messrs. Ricardo José da Costa Flores — Chairman, Mário da Silveira Teixeira Junior — Vice-Chairman, Renato da Cruz Gomes, Robson Rocha, Nelson Henrique Barbosa Filho, José Ricardo Sasseron, Oscar Augusto de Camargo Filho and Paulo Soares de Souza and the alternates Messrs. Hajime Tonoki e Paulo Sergio Moreira da Fonseca, met, extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “3.1.1. APPOINTMENT OF VALE’S CEO. The Board of Directors approved the appointment of Mr. Murilo Pinto de Oliveira Ferreira, Brazilian, married, business administrator, bearer of the identity card number 004.922.272-2 issued by IFP/RJ, enrolled at the Brazilian Taxpayer Registry (CPF/MF) under number 212.466.706-82, with his business address at 26 Graça Aranha Avenue, 18º floor, Centro, at the City of Rio de Janeiro, RJ, as Chief Executive Officer of Vale, effective as of May 22, 2011. The Chief Executive Officer appointed herein for a two year term has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). The Board of Directors members registered their compliments to Mr. Roger Agnelli for the important services rendered to the company and for all his dedication and endeavour as head of Vale’s Executive Officers Board during the last 10 years. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, May 19, 2011.
Fábio Eduardo de Pieri Spina
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations